Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
     This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
     SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
The following is a press release issued on June 28, 2007.

FOR IMMEDIATE DISTRIBUTION
REPORT FROM PROMINENT ECONOMIST AND FORMER FCC COMMISSIONER
FURCHTGOTT-ROTH CONCLUDES XM-SIRIUS MERGER WILL BENEFIT
CONSUMERS
New Study Explores Economic Consideration that Government Agencies Should Take Into
Account When Reviewing the Proposed Merger
NEW YORK and WASHINGTON, DC — June 28, 2007 — Harold W. Furchtgott-Roth, a prominent economist and the former Commissioner of the Federal Communications Commission (FCC), today released a study regarding the proposed merger of XM Satellite Radio (NASDAQ: XMSR) and SIRIUS Satellite Radio (NASDAQ: SIRI).
The paper, “An Economic Review of the Proposed Merger of XM and Sirius,” explores the economic considerations that government agencies should take into account when reviewing the proposed XM-SIRIUS merger. The paper was prepared for XM and SIRIUS and was filed yesterday at the Federal Communications Commission (FCC) as part of the companies’ merger application.
“After studying various economic factors and potential changes in competing communications services, I conclude that American consumers have a wide and rapidly expanding range of choices for communications services that compete with XM and Sirius,” said Furchtgott-Roth. “Additionally, these competitive choices discipline the prices that XM and Sirius charge subscribers today and will continue to do so regardless of whether the firms merge. I believe that government agencies should afford these companies the flexibility to respond to rapidly changing market conditions.”
Key findings from the study include:
XM and SIRIUS compete with other providers of communications services, both in a fixed and a mobile environment
•	Nearly all of the programming available via satellite radio can be obtained elsewhere. In fact, a single internet device can offer many communications services including those offered by XM and Sirius. Although mobile broadband services are not likely to displace all other mobile communications services, such services will certainly siphon some consumers away from existing mobile services and will discipline the prices that the other services command in the market;
•	Satellite radio has a relatively small presence in comparison to other comparable communications services. To take just one example, the 14.5 million satellite radio subscribers pales in comparison to the 237 million phones in use today, and many phones allow users to access wireless data services and download music;
•	Mobile internet services are also becoming increasingly available in cars. If a combined satellite radio provider were to raise prices, consumers would find identical or similar programming elsewhere and switch services; and
•	The Federal Communications Commission (FCC) has taken note of this trend toward a broader mobile services market in other proceedings, and it should maintain that position when evaluating this merger. Particularly in light of the rapid changes in technology and market structure, it would be unreasonable for government agencies to restrict the merger analysis to a static environment that fails to account for these dynamic market conditions.

The market structure for both mobile communications services and fixed communications services is changing rapidly facilitated by substantial government involvement
•	The federal government has taken substantial steps to facilitate the deployment of advanced communications services;
•	The FCC has recognized shifting market conditions in reviewing license transfer applications in the context of merger reviews; and
•	The merger is consistent with the government’s efforts to facilitate deployment of advanced communications services and would also promote the government’s efforts to complete required regulation of satellite digital audio radio service (SDARS) licensees, specifically the coordination of the 2.3 Ghz spectrum with WCS licensees.
It would be unreasonable to examine the proposed merger of SIRIUS and XM in a static environment that does not account for changing technology and market structure
•	Given the complexity of technology and the time required to develop and launch services, satellite service companies have an unusually long planning horizon;
•	Rapid changes in the technical capabilities of communications services mean that market definitions today may have little relevance in just a few months or years; and
•	Failure to provide satellite operators with flexibility in adjusting plans can lead to unforeseeable harmful consequences.
The analysis and views expressed in this study are solely those of Furchtgott-Roth, whose research, opinions and commentary has been published in leading business publications. Furchtgott-Roth received financial compensation for his time in assembling this paper.
Furchtgott-Roth, who founded Furchtgott-Roth Economic Enterprises in 2003, frequently consults on issues related to the communications sector of the economy. From 2001-2003, he was a visiting fellow at the American Enterprise Institute where he completed the writing of A Tough Act to Follow, a book about the difficulties implementing the Telecommunications Act of 1996. From 1997 through 2001, Furchtgott-Roth served as a commissioner of the Federal Communications Commission. In that capacity, he served on the Joint Board on Universal Service. He is one of the few economists to have served as a federal regulatory commissioner and the only one to have served on the Federal Communications Commission.
Before his appointment to the FCC, Furchtgott-Roth was chief economist for the House Committee on Commerce and a principal staff member on the Telecommunications Act of 1996.
To view the full paper or to learn more about the SIRIUS-XM merger, please visit XMmerger.com or SIRIUSmerger.com.
# # #
About SIRIUS
SIRIUS, “The Best Radio on Radio,” delivers more than 130 channels of the best programming in all of radio. SIRIUS is the original and only home of 100% commercial free music channels in satellite radio, offering 69 music channels. SIRIUS also delivers 65 channels of sports, news, talk, entertainment, traffic, weather and data. SIRIUS is the Official Satellite Radio Partner of the NFL, NASCAR, NBA and NHL, and broadcasts live play-by-play games of the NFL, NBA and NHL, as well as live NASCAR races. All SIRIUS programming is available for a monthly subscription fee of only $12.95.

SIRIUS Internet Radio (SIR) is a CD-quality, Internet-only version of the SIRIUS radio service, without the use of a radio, for the monthly subscription fee of $12.95. SIR delivers more than 75 channels of talk, entertainment, sports, and 100% commercial free music. SIRIUS products for the car, truck, home, RV and boat are available in more than 25,000 retail locations, including Best Buy, Circuit City, Crutchfield, Costco, Target, Wal-Mart, Sam’s Club, RadioShack and at shop.sirius.com. SIRIUS radios are offered in vehicles from Audi, Bentley, BMW, Chrysler, Dodge, Ford, Infiniti, Jaguar, Jeep®, Land Rover, Lexus, Lincoln, Mercury, Maybach, Mazda, Mercedes-Benz, MINI, Mitsubishi, Nissan, Rolls Royce, Scion, Toyota, Volkswagen, and Volvo. Hertz also offers SIRIUS in its rental cars at major locations around the country.
Click on www.sirius.com to listen to SIRIUS live, or to purchase a SIRIUS radio and subscription.
About XM
XM is America’s number one satellite radio company with more than 8 million subscribers. Broadcasting live daily from studios in Washington, DC, New York City, Chicago, the Country Music Hall of Fame in Nashville, Toronto and Montreal, XM’s 2007 lineup includes more than 170 digital channels of choice from coast to coast: commercial-free music, premier sports, news, talk radio, comedy, children’s and entertainment programming; and the most advanced traffic and weather information.
XM, the leader in satellite-delivered entertainment and data services for the automobile market through partnerships with General Motors, Honda, Hyundai, Nissan, Porsche, Subaru, Suzuki and Toyota is available in 140 different vehicle models for 2007.
XM’s industry-leading products are available at consumer electronics retailers nationwide. For more information about XM hardware, programming and partnerships, please visit http://www.xmradio.com.
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SIRIUS Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,”
“expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM shareholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause our results to differ materially from those described in the forward-looking statements can be found in our Annual Report on Form 10-K for the year ended December 31, 2006 which is filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this press release.
Important Additional Information Will be Filed with the SEC
This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations.

SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
SIRIUS
Media Relations
Patrick Reilly
212-901-6646
PReilly@siriusradio.com
Joele Frank / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
ebrielmann@joelefrank.com
XM
Media Relations
Nathaniel Brown
212-708-6170
Nathaniel.Brown@xmradio.com
Chance Patterson
202-380-4318
Chance.Patterson@xmradio.com